                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2)*

         SCS/COMPUTE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


              COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                    78403010
--------------------------------------------------------------------------------
                                (CUSIP Number)


    MARK B. KOOGLER, ONE NATIONWIDE PLAZA, COLUMBUS, OH  43216 (614)249-4649
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                 March 12, 1990
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 of 7

                                                 SCHEDULE 13D

CUSIP NO. 78403010                                            PAGE 2 OF 15 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Mutual Insurance Company
      31-4177100
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        0
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      0

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                            0                                      ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             IC
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                 SCHEDULE 13D

CUSIP NO. 78403010                                            PAGE 3 OF 15 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Corporation
      31-4416546
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        0
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      0

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                            0                                      ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             CO
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                SCHEDULE 13D

CUSIP NO. 78403010                                           PAGE 4 OF 15 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Financial Services, Inc.
      36-24344-6
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        0
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      0

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                            0                                      ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             IA
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                SCHEDULE 13D

CUSIP NO. 78403010                                           PAGE 5 OF 15 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Investing Foundation - Nationwide Growth Fund
      38-6103834
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 Inapplicable


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        145,000
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      145,000

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            145,000
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                                                                  ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            5.66%
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             IV
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                 SCHEDULE 13D

CUSIP NO. 78403010                                            PAGE 6 OF 15 PAGES

-----------------------------------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nationwide Separate Account Trust - Common Stock
      31-1042783
--------------------------------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ]
                                                                                                   ----
                                                                                              (b) [ x ]
                                                                                                   ----
--------------------------------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

                 WC


--------------------------------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(E)                                                                       [   ]
                                                                                                   ----


--------------------------------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
-------------------------------------------------------------------------------------------------------
            NUMBER OF               7   SOLE VOTING POWER

             SHARES                                        43,100
                               ------------------------------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER

            OWNED BY                                       0
                               ------------------------------------------------------------------------
              EACH                  9   SOLE DISPOSITIVE POWER

            REPORTING                                      43,100

             PERSON            ------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
              WITH
                                                           0
-------------------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            43,100
--------------------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                                     [   ]
                                                                                                  ----
--------------------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            1.68%
--------------------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

                                                             IV
-----------------------------------------------------------------------------------------------------------

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

                                                       2nd Amendment

ITEM 1. SECURITY AND ISSUER.
---------------------------

This statement relates to the common stock class of equity securities of SCS/Compute, Inc., with principal executive offices at 1714 Deer Tracks Trail, St. Louis, Missouri 63131.

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

(a)-(b) Nationwide Mutual Insurance Company, One Nationwide Plaza, Columbus, Ohio 43216, is a mutual insurance company organized under the laws of the State of Ohio.

Nationwide Growth Fund is a series of Nationwide Investing Foundation, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Investing Foundation is a common law trust formed under the laws of the State of Michigan and registered as a diversified, open-end investment company for the purpose of issuing investment shares to the general public.

Nationwide Separate Account Trust - Common Stock Fund is a series of Nationwide Separate Account Trust, One Nationwide Plaza, Columbus, Ohio 43216. Nationwide Separate Account Trust is a diversified, open-end investment company organized under the laws of the Commonwealth of Massachusetts as a Massachusetts Business Trust for the purpose of issuing investment shares to segregated asset accounts of life insurance companies.

Nationwide Financial Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, is a registered investment adviser organized under the laws of the State of Ohio, which serves as investment manager to several mutual funds, including Nationwide Investing Foundation and Nationwide Separate Account Trust.

Nationwide Corporation, One Nationwide Plaza, Columbus, Ohio 43216, is a corporation organized under the laws of the State of Ohio. Nationwide Corporation acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company.

                  Directors and Trustees of Reporting Persons

Name                      Address                              Principal Occupation
----                      -------                              --------------------
John E. Fisher            One Nationwide Plaza                 General Chairman and Chief
(1)(2)(3)(4)(5)(6)        Columbus, OH  43316                  Executive Officer, Nationwide
                                                               Mutual, Nationwide Mutual
                                                               Fire, Nationwide Life,
                                                               Nationwide General, and
                                                               Nationwide Property and
                                                               Casualty Insurance Companies,
                                                               Nationwide Corporation and
                                                               Nationwide Financial
                                                               Services, Inc.; Chairman of
                                                               the Board, Nationwide
                                                               Foundation; General Chairman,
                                                               Nationwide Separate Account
                                                               Trust and Nationwide
                                                               Investing Foundation.

Charles L. Fuellgraf,     600 S. Washington                    Chief Executive Officer,
(1)(2)(3)                 Street, Butler, PA                   Fuellgraf Electric Company,
                          16001                                electrical construction and
                                                               engineering services.

Henry S. Holloway         1247 Stafford Road                   Farm owner and operator.
(1)(2)                    Darlington, MD  21034

John L. Marakas           One Nationwide Plaza                 President and General
(1)(2)(3)(4)(5)(6)        Columbus, OH  43216                  Manager, Nationwide Life
                                                               Insurance Co., Financial
                                                               Horizons Life Insurance
                                                               Company; President,
                                                               Nationwide Corporation,
                                                               Nationwide Foundation;
                                                               Chairman, Nationwide
                                                               Investing Foundation and
                                                               Nationwide Separate Account
                                                               Trust.

D. Richard McFerson       One Nationwide Plaza                 President and General
(1)(2)(4)                 Columbus, OH  43216                  Manager, Nationwide Mutual,
                                                               Nationwide Mutual Fire,
                                                               Nationwide General, and
                                                               Nationwide Property and
                                                               Casualty Insurance Companies.

David O. Miller           Apartment B-6                        President - Owen Potato
(1)(2)(4)                 625 Country Club Drive               Farm, Inc.
                          Newark, OH  43055

W. Barton Montgomery         4267 Snowhill Road, SW,             Farm owner and operator.
(1)(2)(5)                    Washington C.H., OH
                             43160

Dwight W. Oberschlake        811 State Route 125                 Farm owner and operator.
(1)(2)(3)(4)                 Hamersville, OH 45130

Robert L. Patterson          11414 Caves Road                    Farm owner and operator.
(1)(2)                       Chesterland, OH 44026

Robert H. Rickel             P.O. Box 157                        Rancher.
(1)(2)                       Bayview, ID 83803

Leonard E. Schnell           3669 S. Honeytown Road              Farm owner and operator.
(1)(2)(3)(4)                 Apple Creek, OH 44606

Arden L. Shisler             2724 W. Lebanon Road                Partner and manager,
(1)(2)(3)                    Dalton, OH 44618                    Sweetwater Beef Farms; Chief
                                                                 Operating Officer, K&B
                                                                 Transport.

Vaughn O. Sinclair           823 1st Avenue South                President and General Manager
(1)(2)                       St. James, MN 56081                 Waton Wan Farm Service Co.

Robert L. Stewart            88740 Fairview Road                 Farm owner and operator.
(1)(2)                       Jewett, OH 43986

Nancy C. Thomas              10835 Georgetown Rd NE              Farm owner and operator.
(1)(2)(5)                    Louisville, OH 44641

John K. Phahl                2610 Charing Road                   President, John K. Pfahl
(1)(3)                       Columbus, OH 43221                  Management Consulting and
                                                                 Research Services.

Robert M. Duncan             1900 Huntington Center              Partner, law firm of
(5)(6)                       Columbus, OH 43215                  Jones, Day, Reavis
                                                                 & Pogue.

Dr. Novice G. Fawcett        3995 Old Poste Road                 President Emeritus
(5)(6)                       Columbus, OH 43220                  of The Ohio State
                                                                 University and
                                                                 educational consultant.

Dr. Thomas J. Kerr, IV       1223-A Central Street               President, Kendall College.
(5)(6)                       Evanston, IL

John C. Bryant               44 Faculty Place                    Associate Professor of
(5)                          Wilmington, OH 45177                Education, Wilmington
                                                                 College.

Peggy K. Shiffrin            2811 Chesterfield Place,            Associate Attorney, Bryan,
(5)                          N.W., Washington, DC                Cave, McPheeters &
                                                                 McRoberts, Washington, D.C.


 Name                            Address                          Principal Occupation
 ----                            -------                          --------------------
Paula A. Spence              5191 Colt Court                     President, Hameroff/Milenthal
(5)                          Westerville, OH 43081               /Spence, Inc.,
                                                                 Columbus, Ohio.

Dr. John R. Steelman         Bentley Village C.C.                Self-employed industrial
(5)                          1836 Village Lane                   consultant and private
                             Naples, FL 33963                    investor.

(1) Director of Nationwide Mutual Insurance Company
(2) Director of Nationwide Financial Services, Inc.
(3) Director of Nationwide Corporation
(4) Trustee of Nationwide Foundation
(5) Trustee of Nationwide Investing Foundation
(6) Trustee of Nationwide Separate Account Trust

                     Executive Officers of Reporting Persons

 Name                             Address                         Principal Occupation
 ----                             -------                         --------------------
John E. Fisher               One Nationwide Plaza                General Chairman and Chief
                             Columbus, OH 43216                  Executive Officer, Nationwide
                                                                 Mutual, Mutual Fire,
                                                                 Nationwide Life, Nationwide
                                                                 General, Nationwide Property
                                                                 and Casualty Insurance Companies,
                                                                 Nationwide Corporation and
                                                                 Nationwide Financial Services,
                                                                 Inc., Chairman of the Board,
                                                                 Nationwide Foundation; General
                                                                 Chairman, Nationwide Separate
                                                                 Account Trust and Nationwide
                                                                 Investing Foundation.


Peter F. Frenzer             One Nationwide Plaza                Executive Vice President-
                             Columbus, OH 43216                  Investments, Nationwide Mutual,
                                                                 Nationwide Mutual Fire, Nation-
                                                                 wide Life, Nationwide General,
                                                                 Nationwide Property and Casualty
                                                                 Insurance Companies and Nation-
                                                                 wide Foundation; Executive Vice-
                                                                 President-Chief Investment
                                                                 Officer, Nationwide Financial
                                                                 Services, Inc.; Assistant
                                                                 Treasurer, Nationwide Investing
                                                                 Foundation and Nationwide
                                                                 Separate Account Trust.






John L. Marakas                 One Nationwide Plaza            President and General
                                Columbus, OH 43216              Manager, Nationwide
                                                                Corporation and Nationwide
                                                                Life Insurance Companies;
                                                                President, Nationwide
                                                                Foundation; Chairman,
                                                                Nationwide Investing
                                                                Foundation and Nationwide
                                                                Separate Account Trust.

D. Richard McFerson             One Nationwide Plaza            President and General
                                Columbus, OH 43216              Manager, Nationwide Mutual,
                                                                Nationwide Mutual Fire,
                                                                Nationwide Life, Nationwide
                                                                General and Nationwide
                                                                Property and Casualty
                                                                Insurance Companies.

Thomas E. Kryshak               One Nationwide Plaza            Executive Vice President-
                                Columbus, OH  43216             Finance, Nationwide Mutual,
                                                                Nationwide Mutual Fire,
                                                                Nationwide Life, Nationwide
                                                                General and Nationwide
                                                                Property and Casualty
                                                                Insurance Companies,
                                                                Nationwide Corporation,
                                                                Nationwide Foundation and
                                                                Nationwide Financial
                                                                Services, Inc.

Harvey S. Galloway, Jr.         One Nationwide Plaza            Senior Vice President,
                                Columbus, OH  43216             Chief Actuary, Nationwide
                                                                Mutual, Nationwide Mutual
                                                                Fire, Nationwide Life,
                                                                Nationwide General,
                                                                Nationwide Property and
                                                                Casualty Insurance Companies
                                                                and Nationwide Corporation.

Gordon E. McCutchan             One Nationwide Plaza            Executive Vice President,
                                Columbus, OH  43216             Secretary and General
                                                                Counsel, Nationwide Mutual,
                                                                Nationwide Mutual Fire,
                                                                Nationwide Life, Nationwide
                                                                General and Nationwide
                                                                Property and Casualty
                                                                Insurance Companies,
                                                                Nationwide Foundation,
                                                                Nationwide Financial
                                                                Services, Inc. and Nationwide
                                                                Corporation.

Raymond L. Wilson               One Nationwide Plaza            Senior Vice President-
                                Columbus, OH  43216             Corporate Services,
                                                                Nationwide Mutual, Nationwide
                                                                Mutual Fire, Nationwide Life,
                                                                Nationwide General, and
                                                                Nationwide Property and
                                                                Casualty Insurance Companies.

Douglas C. Robinette            One Nationwide Plaza            Vice President and
                                Columbus, OH  43216             Treasurer, Nationwide Mutual,
                                                                Nationwide Mutual Fire,
                                                                Nationwide Life, Nationwide
                                                                General, Nationwide Property
                                                                and Casualty Insurance
                                                                Companies and Nationwide
                                                                Foundation.

Marian A. Trimble               One Nationwide Plaza            President, Nationwide
                                Columbus, OH  43216             Financial Services, Inc.,
                                                                Treasurer, Nationwide
                                                                Investing Foundation and
                                                                Nationwide Separate Account
                                                                Trust.

Harry A. Schermer               One Nationwide Plaza            Vice President-Equity
                                Columbus, OH  43216             Securities, Nationwide
                                                                Mutual, Nationwide Mutual
                                                                Fire, Nationwide Life,
                                                                Nationwide General and
                                                                Nationwide Property and
                                                                Casualty Insurance Companies;
                                                                Assistant Secretary,
                                                                Nationwide Investing
                                                                Foundation and Nationwide
                                                                Separate Account Trust; Vice
                                                                President-Investments,
                                                                Nationwide Financial
                                                                Services, Inc.

James F. Laird, Jr.             One Nationwide Plaza            Treasurer, Nationwide
                                Columbus, OH  43216             Financial Services, Inc.;
                                                                Assistant Treasurer,
                                                                Nationwide Investing
                                                                Foundation and Nationwide
                                                                Separate Account Trust.


All of the above named directors, trustees and executive officers of the reporting persons are hereafter referred to as "Executive Officers."

(c)  Inapplicable.

(d)-(e) During the past five years, none of the above-named persons or the Executive Officers have either been convicted in a criminal proceeding or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result thereof, subjected or subjects them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Inapplicable.

DISCLAIMER OF BENEFICIAL OWNERSHIP. Nationwide Mutual Insurance Company, Nationwide Investing Foundation - Nationwide Growth Fund, Nationwide Separate Account Trust - Common Stock Fund, Nationwide Corporation, and Nationwide Financial Services, Inc. hereby declare that the filing of this statement shall not be construed as an admission that such persons are, for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement which would require a joint or individual filing of Schedule 13D.

The persons named in this statement believe that the relationships among them does not fall within the scope of Rule 13d-3 of the Act. This filing is made solely for the purpose of their fully disclosing the relationships among the persons named herein and their individual holdings of the subject securities.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.
----------------------------------

No purchases were made to cause this filing; therefore, no funds or other considerations of Nationwide Mutual Insurance Company, Nationwide Investing Foundation - Nationwide Growth Fund, Nationwide Separate Account Trust - Common Stock Fund, Nationwide Corporation, Nationwide Financial Services, Inc. or the Executive Officers were used.

ITEM 4. PURPOSE OF TRANSACTION.
------------------------------

On March 12, 1990, SCS/Compute repurchased 267,000 shares of its common stock, reducing shares outstanding to 2,560,000. As a result of a previous repurchase of 200,000 shares, there was a material increase in the ownership percentage of SCS/Compute, Inc. common stock owned by the reporting persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
--------------------------------------------

(a)-(b) As of March 12, 1990, the aggregate number and percentage of the class of the subject securities, and the type of voting power attached thereto, is as follows:

     Nationwide Investing Foundation - Nationwide Growth Fund -
          145,000 shares (sole power)
     Nationwide Separate Account Trust - Common Stock Fund -
          43,100 shares (sole power)
     Nationwide Mutual Insurance Company - 0 shares
     Nationwide Financial Services, Inc. - 0 shares
     Nationwide Corporation - 0 shares
     Executive Officers - 0 shares

(c) With its independent working capital, Nationwide Investing

Foundation - Nationwide Growth Fund acquired, in an amount equal to $16,750.00, 2,000 shares at a price per share of $8.375, of the subject securities on October 8, 1987; in an amount equal to $16,750.00, 2,000 shares at a price per share of $8.375, of the subject securities on October 9, 1987; in an amount equal to $27,562.50, 3,000 shares at a price per share of $7.075, of the subject securities on October 19, 1987; in an amount equal to $10,437.50, 1,500 shares at a price per share of $6.958, of the subject securities on October
22, 1987; in an amount equal to $96,375.00, 14,500 shares at a price per share of $6.646, of the subject securities on October 23, 1987; in an amount equal to $19,125.00, 3,000 shares at a price per share of $6.375, of the subject securities on October 26, 1987; in an amount equal to $21,312.50, 3,500 shares at a price per share of $6.089, of the subject securities on October 27, 1987; in an amount equal to $2,350.00, 400 shares at a price per share of $5.875, of the subject securities on October 28, 1987; in an amount equal to $38,187.50, 6,500 shares at a price per share of $5.875, of the subject securities on October 29, 1987; in an amount equal to $11,750.00, 2,000 shares at a price per share of $5.875, of the subject securities on November 4, 1987; in an amount equal to $30,000.00, 5,000 shares at a price per share of $6.00, of the subject securities on November 5, 1987; in an amount equal to $6,500.00, 1,000 shares at a price per share of $6.50, of the subject securities on November 17, 1987; and in an amount equal to $50,669.20, 7,600 shares at a price per share of $6.667, of the subject securities on November 18, 1987, through First Kansas City Corp. on the OTC market.

With its independent working capital, Nationwide Separate Account Trust - Common Stock Fund acquired, in an amount equal to $33,125.00, 5,000 shares at a price of $6.625 of the subject securities on December 8, 1987; in an amount equal to $24,937.50, 3,500 shares at a price per share of $7.125, of the subject securities on November 30, 1987; and in an amount equal to $24,750.00, 3,600 shares at a price per share of $6.875, of the subject securities on December 4, 1987, through First Kansas City Corp. on the OTC market.

(d) Except for shareholders of the Nationwide Investing Foundation - Nationwide Growth Fund and Nationwide Separate Account Trust - Common Stock Fund, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities.

(e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
---------------------------------------------------------------------
RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------

There are no contracts, arrangements or understandings among the persons named in Items 1 and 2 of this statement and between such persons and any person with respect to any securities of the issuer.

Nationwide Mutual Insurance Company owns 95% of the outstanding shares of Nationwide Corporation which in turn is the sole shareholder of Nationwide Financial Services, Inc., a registered investment advisor. Nationwide Financial Services, Inc. serves, under separate investment management agreements, as the investment advisor to the Nationwide Investing Foundation - Nationwide Growth Fund and the Nationwide Separate Account Trust - Common Stock Fund. These investment companies are managed under the direction of a board of trustees consisting of thirteen and five members, respectively, a majority of which for each fund are not "interested persons," as that term is defined by the Investment Company Act of 1940.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

Inapplicable.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 12, 1990                    NATIONWIDE MUTUAL INSURANCE COMPANY

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Vice President-Equity Securities

                                  NATIONWIDE INVESTING FOUNDATION

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Assistant Secretary

                                  NATIONWIDE SEPARATE ACCOUNT TRUST

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Assistant Secretary

                                  NATIONWIDE FINANCIAL SERVICES, INC.

                                  /s/ Harry A. Schermer
                                  ------------------------------------
                                  Harry A. Schermer, Vice President-Investments

                                  NATIONWIDE CORPORATION

                                  /s/ David A. Diamond
                                  ------------------------------------
                                  David A. Diamond, Treasurer